Exhibit 99.B(h)(4)

AMENDED AND RESTATED

MONEY MARKET FUND SERVICES AMENDMENT

TO

CO-ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

This Money Market Fund Services Amendment (the “Amendment”) is made as of April 14, 2016 by and among PNC ADVANTAGE FUNDS (the “Fund”), PNC CAPITAL ADVISORS, LLC (“PNC Capital”) and BNY MELLON INVESTMENT SERVICING (US) INC. (“BNY Mellon”).  This amendment amends and restates in its entirety an amendment among the parties dated July 31, 2011.

BACKGROUND:

A.            WHEREAS, the Fund, PNC Capital and BNY Mellon are parties to a Co-Administration and Accounting Services Agreement dated as of June 30, 2010, as amended (the “Agreement”);

B.            WHEREAS, this Amendment is an amendment to the Agreement and shall be applicable solely to the portfolios identified at Exhibit 1 hereto (the “Portfolios”);

C.            WHEREAS, the Fund desires that BNY Mellon provide the money market fund services described in this Amendment;

D.            WHEREAS, capitalized terms used in this Amendment shall have the meanings set forth in the Agreement unless otherwise defined herein, and all “Rules” referenced herein are rules promulgated under the Investment Company Act of 1940, as amended; and

E.             WHEREAS, the Fund and BNY Mellon desire to amend the Agreement with respect to the foregoing;

TERMS:

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.                                      BNY Mellon shall provide the following services to the Fund for the Portfolios and the Agreement is hereby amended to include the following with the services described therein:

1.1       BNY Mellon shall provide the following information as specified in Rule 2a-7 for the period and by the time provided for in Rule 2a-7 in an electronic format and by a deadline as mutually agreed upon to comply with the website disclosure requirements of the Fund pursuant to Rule 2a-7(h)(10).  The Fund acknowledges that BNY Mellon is not responsible for the Fund’s website, for any servicing on the Fund’s website, or for uploading, downloading or maintaining any information on or required to be on the Fund’s website.

1.1.1                     Date.

1.1.2                     Fund identifier.

1.1.3                     Share class.

1.1.4                     A schedule of investments, as specified in Rule 2a-7(h)(10)(i).

1.1.5                     Mark to market NAV (rounded to four (4) decimal places).

1.1.6                     Daily liquid assets.

1.1.7                     Weekly liquid assets.

1.1.8                     Shareholder inflows and outflows.

1.1.9                     Weighted Average Maturity

1.1.10              Weighted Average Life

1.2       BNY Mellon shall upon reasonable request provide supporting information to the Fund to aid in the preparation and filing of Form N-CR.  The Fund acknowledges that BNY Mellon will not be performing the actual preparation and filing of Form N-CR, and the information requested must be information maintained on the BNY Mellon accounting platform in the ordinary course of providing the services described in the Agreement or, when mutually agreed upon in advance, otherwise available or determinable by BNY Mellon with commercially reasonable efforts.  BNY Mellon shall also notify the Fund if it becomes aware in the ordinary course of providing such services to the Fund of the occurrence of certain material events, as specified in Form N-CR, which would require the Fund to file a Form N-CR pursuant to Rule 30b1-8.  These include, but are not limited to, monitoring and reporting on daily mark-to-market net asset value, including events that would trigger the requirement to file a Form N-CR if (i) a Portfolio’s current net asset value per share deviates downward from its intended stable price per share by more than 0.25% or (ii) if any security experiences a default or event of insolvency that, immediately before the default or event of insolvency, accounts for 0.50% of a Portfolio’s total assets.  Nothing herein should be construed as limiting or diminishing any reporting or monitoring obligations of BNYM under the Agreement as heretofore amended.

1.3       BNY Mellon, subject to the limitations described at Section 3 below, will, or will cause the Print Vendor to: (i) prepare, on a monthly basis, Form N-MFP; and (ii) subject to its timely receipt of necessary information from PNC Capital or the Fund, file Form N-MFP with the United States Securities and Exchange Commission no later than the fifth Business Day of each month.

1.3.1                     The timely receipt of necessary information referred to above will be determined by mutual agreement of BNY Mellon and the Fund in advance of the preparation of the initial Form N-MFP pursuant to this Amendment.  A template developed by the Print Vendor (as defined below) will be utilized to capture and transmit this necessary information to BNY Mellon.

1.3.2                     Unless mutually agreed in writing between BNY Mellon and the Fund, BNY Mellon will use the same layout and format for every successive reporting period for Form N-MFP.

2.                                      Aggregation of Affiliates — As required by the applicable Rules, money market funds are required to treat certain entities that are affiliated with each other as single issuers for purposes of determining whether they are complying with money market funds’ five percent issuer diversification limit.  BNY Mellon will not monitor for such aggregation of affiliates pursuant to the diversification requirements on second tier securities or guarantor investments of the Funds.

3.                                      BNY Mellon will enter into an agreement with a financial printer (the “Print Vendor”) for the Print Vendor to provide to BNY Mellon the ability to generate and file monthly reports on Form N-MFP as required by Rule 30b1-7 for its clients.  If, for any reason, BNY Mellon’s agreement with the Print Vendor is terminated and BNY Mellon is unable to secure a replacement, BNY Mellon shall notify the Fund as soon as practical under the circumstances so that the Fund may seek an alternative service provider for the related services.  Notwithstanding anything to the contrary in this Amendment, BNY Mellon shall not be obligated to perform the related services described in this Amendment unless an agreement between BNY Mellon and the Print Vendor for the provision of such services is then-currently in effect.  BNY Mellon will inform the Fund of the identity of the Print Vendor, and the Fund is free to attempt to contract directly with the Print Vendor for the provision of the applicable services if BNY Mellon is unable to provide such services as contemplated herein.

4.                                      BNY Mellon shall not be responsible for: (a) delays in the transmission to it by the Fund, the Fund’s adviser and entities unaffiliated with BNY Mellon (collectively, for this Amendment, “Third Parties”) of data required for the preparation of reports described herein, (b) inaccuracies of, errors in or omissions of, such data provided to it by any Third Party, and (c) review of such data provided to it by any Third Party.  This Section 4 is a limitation of responsibility provision for the benefit of BNY Mellon, and shall not be used to imply any responsibility or liability against BNY Mellon.

5.                                      The Fund, in a timely manner, shall review and comment on, and, as the Fund deems necessary, cause its counsel and accountants to review and comment on, each Form N-MFP.  The Fund shall provide timely sign-off of, and authorization and direction to file, each Form N-MFP.  Absent such timely sign-off, authorization and direction by the Fund, BNY Mellon shall be excused from its obligations to prepare and file the affected Form N-MFP.  BNY Mellon is providing the services related to the filing of Form N-MFP based on the representation and warranty of the Fund that such services, together with the activities of the Fund in accordance with its internal policies, procedures and controls, shall together satisfy the requirements of the rules and regulations applicable to the Fund and Form N-MFP.

6.                                      The Fund acknowledges that it shall be responsible for the retention of Form N-MFP in accordance with any applicable rule or regulation.

7.                                      Notwithstanding any provision of this Amendment, the services described herein are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person.  Neither this Amendment nor the provision of the services establishes or is intended to establish an attorney-client relationship between BNY Mellon and the Fund or any other person.

8.                                      As compensation for the services described herein, the Fund will pay to BNY Mellon such fees as may be agreed to in writing by the Fund and BNY Mellon.  In turn, BNY Mellon will be responsible for paying the Print Vendor’s fees.  For the avoidance of doubt, the fees charged by the Print Vendor will not equal the fees charged by BNY Mellon, nor shall such fees be considered an out-of-pocket expense, BNY Mellon anticipates that the fees it charges hereunder will be more than the fees charged to it by the Print Vendor.

9.                                      Miscellaneous.

(a)           As hereby amended and supplemented, the Agreement shall remain in full force and effect.  In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control with respect to the services described herein.  For avoidance of doubt, any information relating to the Fund’s business collected and maintained by the Fund pursuant to Rule 2a-7, Rule 30b1-7 and Rule 30b1-8 under the 1940 Act, and disclosed to an Administrator and/or Print Vendor, shall constitute “Confidential Fund Information” for purposes of Section 5 of the Agreement.

(b)           This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

(c)            If any provision or provisions of this Amendment shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

(d)           The scope of services to be provided by BNY Mellon under the Agreement shall be increased automatically as a result of any new or revised requirements of the SEC or other authorities that may become applicable to, or in connection with the services provided to or on behalf of, a Portfolio, unless such new or revised requirements necessitate the provision of information, expertise or services not maintained, developed or offered by BNY Mellon or materially increase the cost to BNY Mellon.  To the extent that any such new or revised regulatory requirements applicable to a Portfolio materially increase the cost to BNY Mellon of providing services under the Agreement, BNY Mellon agrees to review those costs with the Fund, and, upon request, the parties shall in good faith negotiate mutually agreeable fees with respect to such additional or enhanced services.

(e)                Notwithstanding any provision in the Agreement to the contrary, the Agreement shall terminate with respect to a Portfolio identified on Exhibit 1 upon the liquidation of such portfolio or on such later date as may be specified by the Portfolio in writing.

(Signature page follows.)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

PNC ADVANTAGE FUNDS

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	President

PNC CAPITAL ADVISORS, LLC

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	Managing Director

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ William Blatchford
Name:	William Blatchford
Title:	Managing Director

Date:	April 14, 2016

EXHIBIT 1

Portfolio Name

Advantage Institutional Money Market Fund

Advantage Institutional Treasury Money Market Fund